

Mailstop 3233

November 20, 2015

VIA E-MAIL
Mr. James J. Sebra
Chief Financial Officer
Independence Realty Trust, Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, Pennsylvania 19104

> **Re: Independence Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed on March 16, 2015**
> **File No. 001-36041**

Dear Mr. James J. Sebra:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2014

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Statistics, page 35

1. Please tell us how you have met the disclosure requirements of Item 10(e) of Regulation S-K with regard to your disclosure of net operating income.

Note 2: Summary of Significant Accounting Policies

2.   Please tell us and revise future periodic to describe and distinguish the types of expenses that are categorized as property operating versus general and administrative.

Note 11: Commitments and Contingencies, page 72

3.   Reference is made to your risk factor disclosures on page 17 where you discuss the potential impact under any "bad boy" carve-out guaranties provided in connection with certain mortgage and related loans.   Please clarify whether such guaranties existed during the periods presented.   To the extent such guaranties exist, please revise future periodic filings to include the disclosures outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or the undersigned at (202) 551 - 3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities